Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F/A (Amendment No.2) for the year ended December 31, 2025 of Americas Gold and Silver Corporation of our report dated March 30, 2026, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.2 to this Annual Report on Form 40-F/A (Amendment No.2).

We also consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-292931) of Americas Gold and Silver Corporation of our report dated March 30, 2026 referred to above.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

April 2, 2026